United States securities and exchange commission logo





                             August 3, 2023

       David Boulette
       Chief Executive Officer
       Eva Live Inc
       1800 Century Park East, Suite 600,
       Los Angeles, CA 90067

                                                        Re: Eva Live Inc
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-273162

       Dear David Boulette:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed on July 7, 2023

       Cover Page

   1. Your disclosure here and in several locations throughout the prospectus regarding selling shareholders is
inconsistent with your disclosure that this is a primary offering. Please revise or advise.
   2. Please disclose that Mr. Boulette, your Chief Executive Officer, controls the majority of the total voting power
of the company.
       Prospectus summary, page 3

   3. Please revise your prospectus summary and risk factors to highlight the auditor's explanatory paragraph
regarding your ability to continue as a going concern and describe
 David Boulette
FirstName  LastNameDavid Boulette
Eva Live Inc
Comapany
August     NameEva Live Inc
       3, 2023
August
Page 2 3, 2023 Page 2
FirstName LastName
         the material risks associated with the going concern opinion.
Risk Factors, page 7

4. We note you identify yourself as an emerging growth company, and you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act. In this regard, please describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
We have a limited history of operations..., page 7

5.       We note your risk factor on page 7 stating    we have yet to generate
revenues.    However,
         your financial statements show revenues for both the fiscal years ended December 31,
         2021, and 2022. Please revise or advise.
We intend to become subject to the periodic reporting requirements..., page 12

6. Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d)
         of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make
         similar revisions to the disclosure under    Where You Can Find More
Information    on
         page 28.
Dilution, page 13

7. We cannot recalculate the increase in net tangible book value per share for existing stockholders after the offering in the amount of $0.014. Please revise or advise.

Use of Proceeds, page 13

8. We note the table sets forth the uses of proceeds assuming the sale of one-third, two-thirds and 100%, respectively, of the securities offered for sale does not present correctly in any of the columns. Please revise.
Current Operations, page 18

9.       We note your disclosure that    [your] typical customers are
advertising agencies.    Please
         disclose whether you have customers in other industries and the geographies in which you generate revenues. Your revised disclosure should include any material revenue concentration that you experience among your customer base. Also, disclose the number of customers for the periods presented.
 David Boulette
FirstName  LastNameDavid Boulette
Eva Live Inc
Comapany
August     NameEva Live Inc
       3, 2023
August
Page 3 3, 2023 Page 3
FirstName LastName
10. We note your disclosure that you rely on paid contracts with customers. To the extent that any of these agreements are material, describe their terms and consider filing them as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Management's discussion and analysis of financial condition and results of operations, page 22

11. Please include a discussion of any key metrics relied upon by management when assessing the performance of your business. Refer to Item 303 of Regulation S-K. Results of operations - Fiscal Year Ending From December 31, 2022, and 2021, page 23

12. During the fiscal year ended December 31, 2022, and 2021, the Company incurred general
         & administrative costs of $1,245,407 and $8,459,318, respectively. Please expand your results of operations discussion to quantify the amount of changes contributed by each underlying factor that you identified. Refer to Item 303 of Regulation S-K.
Certain Relationships and Related Transactions, page 27

13. We note that a member of your board of directors, Phil Aspin, was serving as the CEO of
         AdFlare at the time of your acquisition. Please include a discussion of the material terms of this transaction or tell us why it is not required. Refer to Item 404(d) of Regulation S-K.
Signatures, page 34

14. Please revise to include the signatures of at least a majority of the board of directors.
         Refer to Instruction 1 to the signatures section of Form S-1. Consolidated Statements of Cash Flows, page F-7

15. Please revise the investing and financing sections to only present cash flow activity. We refer you to ASC 230-10-45-10 to 45-15. In this regard, we note that you present the business acquisition as a use of cash when these transactions were paid with equity securities (i.e., noncash). Further, you disclose cash flows attributable to those equity securities issued to consummate those transactions, however, it does not appear as you received cash proceeds. Please ensure that you properly present non-cash activities in accordance with ASC 230-10-50-3 to 50-6.
Note 1. Business Description and Nature of Operations
Evamedia Corp. Acquisition, page F-8

16. We note your disclosure that you merged into EvaMedia Corp. ( EvaMedia) by issuing
         110,192,177 shares of your common stock at closing share price of $2.00 on September
         28, 2021. It appears the Evamedia Corp. Acquisition was accounted for as a business combination under ASC 805. In this regard, please address the following:
             Please explain to us how you determined that you are accounting acquirer in this transaction when the shares of common stock issued to EvaMedia represented more than 90% of the shares of common stock outstanding at that time. We refer you to
 David Boulette
FirstName  LastNameDavid Boulette
Eva Live Inc
Comapany
August     NameEva Live Inc
       3, 2023
August
Page 4 3, 2023 Page 4
FirstName LastName
              ASC 805-10-25-4 and 25-5 and 805-40-25-1. As part of your
response, tell us how
              you considered ASC 805-10-55-10 through 55-15 when determining the accounting acquirer.
                If you are the accounting acquirer, please confirm that you did not acquire any identifiable assets and liabilities. That is, explain why no amounts were assigned to identifiable assets on the basis of their fair values at the acquisition date. We refer you to ASC 805-20-30-1.
Revenue recognition, page F-12

17. We note your disclosures that you generate revenues as a principal-based or an agency-
         based service provider on page 18. In this regard, please address the following:
             Please expand your revenue recognition policy disclosure to include this principal-
             based or an agency-based consideration.
             Please provide an accounting analysis that supports your policy;
and
             Please tell us how you considered the guidance in ASC 606-10-55-89 through 55-91 regarding presentation of disaggregated revenues.
Website and Software Development Costs, page F-15

18. We note your disclosure that you are a technology company that has developed an automated and intelligent advertiser campaign management platform, Eva Platform. Your
         platform enables advertisers (   customers, clients   ) to buy
advertising space on several
         digital channels to reach their desired audience. We also note that you account for software development costs in accordance with ASC 985-20. Please tell us how your software development costs arrangement met the capitalization criteria under ASC 985. In addition, please tell us how you considered the guidance in ASC
350-40.
General

19. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow, Senior Staff Accountant, at (202) 551-6524 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
 David Boulette
Eva Live Inc
August 3, 2023
Page 5

comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Boulette
                                                           Division of
Corporation Finance
Comapany NameEva Live Inc
                                                           Office of Technology
August 3, 2023 Page 5
cc:       William B. Barnett
FirstName LastName